Exhibit (e)(26)
January 4, 2008
Dear Colleagues:
As you know, last month we announced that STMicroelectronics would be acquiring Genesis Microchip for $8.65 per share in cash. We are very excited about this transaction and the opportunities it holds for our customers as well as Genesis employees.
We continue to expect that the transaction will close in the first quarter of 2008, and I am pleased to report that an important step towards this closing has begun. STMicroelectronics has begun a tender offer (“Offer”) to acquire the outstanding shares of Genesis common stock. STMicroelectronics is conducting the Offer through its wholly-owned subsidiary, Sophia Acquisition Corp. (“Sophia”).
Documents Genesis Shareholders Will Be Receiving
As part of the tender offer, Genesis shareholders, including Genesis employees who own shares in the Company, should be receiving materials in the mail, or an email with links to such materials, that describe the Offer in detail. These materials, called the “Offer to Purchase for Cash,” also contain instructions on how to tender your shares, if you decide to do so.
In addition, you should receive a “Schedule 14D-9” document by mail, or an email with a link to the document. This document contains additional information about the Offer, such as the reasons why our Board of Directors believes that the transaction is in the best interest of our shareholders and why our Board recommends that shareholders accept the Offer and tender their shares into it.
If You Have Questions
I encourage you to read all of the documents described above as they contain important detailed information but if you still have any questions about the Offer or how to tender your shares, you may contact the Information Agent for the Offer, Innisfree M&A Incorporated, toll-free at 1-888-750-5834 or at the toll number: 1-212-750-5833. [Mon. — Fri. 9:00 AM — 8 PM ET; Sat. 10:00 AM — 2:00 PM]. A list of frequently asked questions about the Offer can also be found on page ii of the tender offer document which is posted on the Investors section of our web site under SEC filings.
Important Deadlines
If you hold your shares through a bank or broker (“Custodian”), your Custodian will provide you with forms, a customer service number or an email with web-based instructions that you can use to tender your shares. If you did not receive the tender offer documents, you may request a copy from your broker or from Innisfree at the numbers provided above. If you decide to tender your shares into the Offer, you must return the form to your Custodian or submit your telephone or web-based instructions in sufficient time for the Custodian to tender your shares no later than Midnight (New York City Time) on January 16, 2008, unless the Offer is extended. Please note that many Custodians require tender instructions to be received several days prior to the expiration of the Offer.
If you hold your shares in registered name (i.e., you were issued one or more stock certificates representing your shares), you will also receive a Letter of Transmittal which you will need to fill out, sign and return to Mellon Investor Services, the depository for the Offer, along with your stock certificate(s). Please note that Mellon must receive the executed Letter of Transmittal no later than Midnight (New York City Time) on January 16, 2008, unless the Offer is extended. If you did not receive the tender offer documents, you may request a copy from Innisfree at the numbers provided above. If you have lost your stock certificate(s), you should contact Sharon Magidson at 1-415-951-4186 or Magidson.s@mellon.com as soon as possible and request the issuance of new stock certificate(s).
We will continue to communicate with you while we work to complete our combination with STMicroelectronics. In the meantime, we appreciate everyone’s focus on achieving our business goals.
Sincerely,
Rick Martig
CFO and SVP, Finance
Important Information
The tender offer for the outstanding shares of Genesis Microchip Inc. described herein commenced on December 18, 2007. This announcement and the description contained herein is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Genesis Microchip Inc. Any offers to purchase or solicitations of offers to sell are being made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which was filed with the U.S. Securities and Exchange Commission (“SEC”) by Sophia Acquisition Corp., a wholly owned subsidiary of ST Microelectronics N.V on December 18, 2007. In addition, on December 18, 2007 Genesis Microchip Inc. filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Genesis Microchip Inc.’s shareholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Genesis Microchip Inc.’s shareholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from Genesis Investor Relations Department, Investor Relations, 2525 Augustine Drive, Santa Clara, California 95054.